EXHIBIT 12.1

Hughes Network Systems

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Historical					Pro forma
	Year ended December 31,				Six months ended June 30	Year ended December 31,	Six months ended June 30,
	2002	2003	2004	2005	2006	2005	2006
Earnings:
Income (loss) before income taxes and minority interests	$(180,926)	$(152,851)	$(1,433,388)	$24,267	$(3,247)	$12,314	$(5,673)
Fixed charges	22,553	25,016	18,521	30,326	23,318	53,907	25,793
Capitalized interest	—	—	—	(501)	(1,858)	(501)	(1,907)

Earnings adjusted for fixed charges	$(158,373)	$(127,835)	$(1,414,867)	$54,092	$18,213	$65,720	$18,213

Fixed charges:
Interest	$8,726	$12,197	$7,466	$24,876	$21,598	$48,457	$24,073
Portion of rent expense representative of interest	13,827	12,819	11,055	5,450	1,720	5,450	1,720

Total fixed charges	$22,553	$25,016	$18,521	$30,326	$23,318	$53,907	$25,793

Ratio of earnings to fixed charges				1.8x		1.2x

Deficiency of earnings to fixed charges	$(180,926)	$(152,851)	$(1,433,388)		$(5,105)		$(7,580)